

December 27, 2012

Via U.S. Postal Service
Mr. Ralph W. Castner
Executive Vice President and Chief Financial Officer
Cabela's Incorporated
One Cablea Drive
Sidney, Nebraska 69160

>   **Re: Cabela's Incorporated**
>   **Form 10-K for the Year Ended December 31, 2011**
>   **Filed February 23, 2012**
>   **File No. 1-32227**

Dear Mr. Castner:

     We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Financial Statements, page 69

Notes to Consolidated Financial Statements, page 75

Nature of Business and Summary of Significant Accounting Policies, page 75

Government Economic Assistance, page 78

1. We note that you recorded other-than-temporary impairment charges on your economic recovery bonds of approximately $24 million and $8 million in fiscal years 2011 and 2009, respectively. Please address the following comments:

   - We note that you recognized these impairments by reducing deferred grant income by the full amount of the charges and recognizing increases to depreciation expense of approximately $7 million in fiscal 2011 and $2 million in fiscal 2009. Citing authoritative accounting guidance, please tell us how you determined your accounting treatment was appropriate. In doing so, tell us how you complied with the guidance in ASC 320-10-35-34A through 34E. If you do not believe this guidance is applicable, please explain.

- Please tell us in detail how you determined your economic development bonds experienced other-than-temporary impairments. We note that these bonds were in a net unrealized gain position, with an immaterial gross unrealized loss, as of the third quarter ended October 1, 2011. Please explain the facts and circumstances that led to the charge, clarify what changed between the third and fourth quarters of 2011, and explain if the disclosures in your filings preceding this Form 10-K provided investors with any information regarding the potential for future impairment charges.

- In assisting us with our review, please provide us with a summary of the transactions you enter into with local jurisdictions and the pertinent terms of those agreements. For example, please provide us with more clarity regarding the repayment terms of the bonds and how the amounts paid to acquire bonds typically compare to the grant amounts subsequently received from local governments.

- Please tell us the point at which you record grants. For cash grants, tell us whether you record the entry when cash is received or whether a receivable is recorded at an earlier point in time. If a grant receivable is recorded, please provide us with authoritative guidance supporting your accounting. With respect to land grants tell us the date upon which you record the grant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief